UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 7 )
Under the Securities Exchange Act of 1934

Western Asset Variable Rate Strategic Fund Inc. (GFY)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

957667108

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 957667108

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  928,139

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  928,139

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

928,139

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

11.18%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 7 ("Amendment No. 7") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 928,139 shares of GFY on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 11.18% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 928,139 shares or 11.18% of the outstanding shares. George W. Karpus presently owns 950 shares. Mr. Karpus purchased the shares on August 7, 2007 at $16.77 (630 shares), June 3, 2008 at $15.10 (152 shares), June 4, 2008 at $15.09 (51 shares) and on June 5, 2008 at $15.06 (117 shares). Dana R. Consler presently owns 300 shares. On September 19, 2008, 300 shares were transferred into Mr. Consler's account. Karpus Investment Management, Inc. presently owns 2,000 shares. Karpus Investment Management Profit Sharing Plan purchased shares on May 23, 2006 at $16.99 (775 shares), May 24, 2007 at $17.00 (325 shares) and on November 6, 2007 at $16.45 (900 shares). Apogee Partners, L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 1.77%, Dana R. Consler owns 0.81% and Cody B. Bartlett Jr. owns 0.58%. Apogee Partners, L.P. currently owns 2,050 shares of GFY. Canalview Partners, L.P. is also a hedge fund managed by Karpus Invesment Management, of which Karpus Investment Management Profit Sharing Plan owns 4.62%. Canalview Partners, L.P. currently owns 5,300 shares of GFY. Lastly, Garnsey Partners, L.P. is also a hedge fund managed by Karpus Investment Management of which George W. Karpus owns 6.73% and Kathy Crane owns 0.08%. Garnsey Partners, L.P. currently owns 2,050 shares of GFY. None of the other principals of KIM presently own shares of GFY.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 12/5/2008 350  $10.26
 12/9/2008 150  $10.05
 12/10/2008 700  $10.00
 12/12/2008 1150  $10.10
 12/18/2008 400  $10.22
 12/22/2008 3268  $10.61
 12/24/2008 257  $10.64
 12/26/2008 4  $11.03
 12/29/2008 450  $11.10
 1/2/2009 (150)*  $11.79
 1/6/2009 (100)*  $11.79
 1/12/2009 (80)*  $12.06
 1/28/2009 (1300)*  $12.26
 2/2/2009 (2350)**
 2/3/2009 (315)*  $12.05

* Sell orders were pursuant to non-discretionary sales at the client's request and/or due to an account liquidation.
**Shares transferred out.
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the GFY securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased Shares of GFY for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM sent a proposal to the Fund on August 18, 2008, a copy of which is attached as Exhibit 1. On July 28, 2008, KIM received an e-mail from a fellow shareholder of the Fund, stating his intention to file a shareholder proposal. We are filing Exhibit 2 in order to publicly disseminate our knowledge of this information. Karpus has no agreement, contract, arrangement, or understanding with this shareholder. The sole purpose of this Exhibit 2 is to disclose our knowledge of his proposal. Additionally, KMI sent a letter to the Fund on January 16, 2009, expressing concerns with the Fund. A copy of the letter is attached as Exhibit 3. Lastly, KMI sent a letter to the fund on February 5, 2009, a copy of the letter is attached as Exhibit 4.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   February 6, 2009

EXHIBIT 1
Letter to the Fund
Transmitted August 18, 2008

         August 18, 2008
Robert I. Frenkel, Secretary and Chief Legal Officer
Western Asset Variable Rate Strategic Fund Inc.
c/o Legg Mason
300 First Stamford Place, 2nd Floor
Stamford, Connecticut 06902

Re: Western Asset Variable Rate Strategic Fund Inc.

Mr. Frenkel:
Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") represents beneficial ownership of 779,626 shares or 9.37% of the outstanding common shares of the Western Asset Variable Rate Strategic Fund Inc. ("GFY" or the "Fund").

Karpus intends to present the following proposal at the 2009 annual meeting, anticipated to be held in January 2009:

  PROPOSAL

  The investment management agreement between the Fund and Legg Mason Partners Fund Advisor, LLC and the sub-advisory agreement between the Fund and Western Asset Management Company shall be terminated.

  SUPPORTING STATEMENT

  In 2005, our Fund's investment manager asked for and received approval of a new management agreement and new sub-advisory agreement in conjunction with the transfer of Citigroup's asset management business. At that point in time, shareholders trusted the Fund and allowed for the transfer of management of a fund just over 1 year old.

  Since the announcement of the approval of the new agreements (12/19/2005-07/31/2008) the Fund has traded at an average daily discount to net asset value of -11.01%. The discount on GFY has consistently been among the widest of all taxable closed-end bond funds. Indeed, the discount for comparable closed-end taxable bond funds for this time period was only -5.0%, placing our Fund's discount significantly wider than the average during this time period.

  The market tends to place a fair price on an asset-in this case a share of a closed-end fund. Perhaps the explanation for why GFY has traded at such a persistently wide discount is that its NAV performance has been disappointing for a long period of time. From its inception (10/27/2004) through 7/31/2008, the NAV total return on our fund was 6.81%, which places the fund squarely in the bottom quartile as compared to other taxable closed end bond funds for this time period. (as categorized by Thomas J. Herzfeld Advisors Inc). Based on market price, an investor who purchased GFY at the IPO would have experienced a loss of 6.71% through July 31, 2008. Furthermore, the fund has significantly underperformed its benchmarks as stated in its 3/31 filing. Since its inception, the Merrill Lynch Constant Maturity 3-Month LIBOR Index ("ML Benchmark") and the Lehman Brothers US Aggregate Index ("Lehman Benchmark") have returned 17.46% and 15.9%, respectively, through July 31, 2008. It seems clear that the poor performance of the Fund is directly responsible for the persistently wide discount.

  In addition to historically poor performance, on a year-to-date basis, the Fund's recent net asset value and price performance have been especially poor. Specifically, GFY's total net asset value return was -7.99% through July 31, whereas the stated ML and Lehman benchmarks returned 2.25% and 1.04%, respectively. This most recent poor performance appears highly attributable to the Fund's holdings in mortgage related securities and provides further indications to us that the Fund's investment manager and sub-adviser must be terminated.

  As closed-end fund shareholders, poor NAV performance combined with a wide discount to net asset value is the most harmful combination possible. To address these issues, we believe that a change to a new investment advisor and new sub-advisor is needed.
  END OF PROPOSAL

As is required by Rule 14a-8, KIM has attached a letter from U. S. Bank N.A., as well as a written statement from the "record" holder of the referenced shares, verifying that the referenced shares were continuously and beneficially owned, and had a market value of $2,000 or more, for at least a one year period prior to the date of the submittal of this Proposal. KIM intends to hold the shares referenced in the enclosed attachments through the date of the Meeting.

Please advise us immediately if this notice is deficient in any way or any additional information is required so that we may promptly provide it in order to cure any deficiency.

Sincerely,

/s/
Cody B. Bartlett Jr., CFA
Managing Director of Investments

EXHIBIT 2
Disclosure of Karpus' Knowledge of Fellow Shareholder Proposal

Karpus received an e-mail from a fellow GFY shareholder. We are unsure whether this proposal was actually submitted to the Fund but want to disclose our knowledge of his intention to do so. Below is the proposal, verbatim, as we received it:

"Resolved: The shareholders ask the Board of Directors to take the steps necessary to open-end or liquidate the Western Asset Variable Rate Strategic Fund, Inc. (GFY).

Supporting Statement: Shares of GFY have traded at an average discount of more than 10% below net asset value since Legg Mason acquired the fund in 2005. Moreover, GFY's performance has significantly lagged both its closed-end peers and its own benchmarks. Lipper ranks GFY dead last among its peer group over the past one-year and three-year periods.

Since other efforts to reduce the discount have not been effective, open-ending or liquidating GFY is the most direct way to give shareholders the opportunity to realize the full value of their investment."

EXHIBIT 3
Letter to the Fund
Transmitted January 16, 2009

R. Jay Gerken, CFA, Chairman, CEO, President & Director     January 16, 2009
Western Asset Variable Rate Strategic Fund Inc.
c/o Legg Mason
300 First Stamford Place, 2nd Floor
Stamford, Connecticut 06902
Attn:  Robert I. Frenkel, Secretary and Chief Legal Officer

Re: Western Asset Variable Rate Strategic Fund Inc.

Mr. Gerken:
We recently received Western Asset Variable Rate Strategic Fund's ("GFY" or the "Fund") proxy statement via UPS Next Day Air. According to the UPS website, it cost roughly $21 to mail each such package. To just our firm, the Fund sent five packages totaling approximately $105. Because we do not know how many Next Day Air packages were sent to other fellow shareholders, we cannot accurately estimate how much money management has thus far wasted on mailings. Nevertheless, as shareholders, we strongly urge management to stop bleeding assets from the Fund through expensive and unnecessary steps to ensure its own objectives. It appears to us that Fund management is more concerned with retaining assets and entrenching current management than actually doing something about the poor performance of the Fund.

Before the Fund unnecessarily spends more shareholder money, it ought to also consider the sheer fact that three separate shareholders submitted proposals on their own accord. This should indicate to the Fund that something is wrong. Why is the Fund's response to these critical shareholder concerns to spend more money rather than confront and address the significant and perpetual net asset value underperformance of the Fund? If three separate shareholders have submitted proposals to ask the Fund to address performance concerns, how many other shareholders have the same concerns? Why is the Fund fighting these concerns rather than talking to all shareholders and telling them how they plan on addressing this critical issue? Moreover, why didn't they talk to shareholders prior to issuing their proxy statement, as is allowable under Rule 14a-12?

We are tired of management not doing something about the poor net asset value performance and the persistently wide discount of the Fund and now are appalled at the use of Fund (shareholder) money to dodge shareholder concerns. Should the Board continue to frivolously spend shareholder dollars to fight its owners, we intend to seek reimbursement from management. We believe that the Fund's recent actions only further indicate that a new independent manager and subadvisor are needed. The Fund management must stop spending money as if it were Dennis Kozlowski in Sardinia and do the right thing for shareholders. In our opinion, the Board is using GFY like a piggy bank in order to entrench the economic interests of Legg Mason Partners Fund Advisor, LLC and Western Asset Management Company.

Sincerely,

/s/
Cody B. Bartlett Jr., CFA
Managing Director of Investments

cc: William J. Renahan, Assistant Secretary

EXHIBIT 4
Letter to the Fund
Transmitted February 5, 2009

R. Jay Gerken, CFA, Chairman, CEO, President & Director     February 5, 2009
Western Asset Variable Rate Strategic Fund Inc.
c/o Legg Mason
300 First Stamford Place, 2nd Floor
Stamford, Connecticut 06902
Attn:  Robert I. Frenkel, Secretary and Chief Legal Officer

Re: Western Asset Variable Rate Strategic Fund Inc. ("GFY" or the "Fund")

Mr. Gerken:
I write this letter to commend the Board on its recent press release where, subject to the announced conditions, it approved a tender offer for up to 20% of the outstanding common shares of the Fund at a price equal to at least 98% of the Fund"s net asset value per share on the date the potential tender offer expires.

As a direct result of this recent announcement, this letter also serves as authorization to rescind Karpus' shareholder proposal originally submitted to the Fund on August 18, 2008. The proposal was submitted to fellow shareholders to terminate the investment management agreement between the Fund and Legg Mason Partners Fund Advisor, LLC as well as the sub-advisory agreement between the Fund and Western Asset Management Company.

While we are formally rescinding our proposal, Karpus will continue to closely monitor the Fund to ensure that the portfolio managers are taking adequate steps to improve the Fund's net asset value performance. We are confident that the Board has a commitment to both monitor and address shareholder concerns with regard to the level of the Fund's discount to net asset value.

Please do not hesitate to contact me at (585) 586-4680 with any questions or concerns.

Sincerely,

/s/
Cody B. Bartlett Jr., CFA
Managing Director of Investments

cc: William J. Renahan, Assistant Secretary